Exhibit 23.2

                  DeGolyer and MacNaughton
              4925 Greenville Avenue, Suite 400
                      One Energy Square
                     Dallas, Texas 75206

                        March 1, 2004





EOG Resources, Inc.
333 Clay Street, Suite 4200
Houston, Texas 77002


Gentlemen:

     Pursuant to your request, we have prepared estimates of the proved crude oil, condensate, natural gas liquids, and natural gas reserves, as of December 31, 2003, of certain selected properties in the United States, Canada, Trinidad, and the United Kingdom owned by EOG Resources, Inc. (EOG). The properties consist of working and royalty interests located in California, New Mexico, Texas, Utah, and Wyoming and offshore from Texas, Louisiana, and Alabama; in Alberta and Saskatchewan, Canada; offshore from Trinidad; and offshore from the United Kingdom. The estimates are reported in detail in our "Report as of December 31, 2003 on Proved Reserves of Certain Properties in the United States owned by EOG Resources, Inc. Selected Properties," our "Report as of December 31, 2003 on Proved Reserves of Certain Properties in Canada owned by EOG Resources, Inc. Selected Properties," our "Report as of December 31, 2003 of the U(A) Block Offshore Trinidad owned by EOG Resources, Inc.," our "Report as of December 31, 2003 of the SECC and U(B) Blocks Offshore Trinidad owned by EOG Resources, Inc.," and our "Report as of December 31, 2003 on Reserves of the Valkyrie and East Camelot Fields Offshore United Kingdom owned by EOG Resources, Inc.," hereinafter collectively referred to as the "Reports." We also have reviewed information provided to us by EOG that it represents to be EOG's estimates of the reserves, as of December 31, 2003, for the same properties as those included in the Reports.

     Proved reserves estimated by us and referred to herein are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Proved reserves are defined as those that have been proved to a high degree of certainty by reason of actual completion, successful testing, or in certain cases by adequate core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. These reserves are defined areally by reasonable geological interpretation of structure and known continuity of oil- or gas-saturated material. This definition is in agreement with the definition of proved reserves prescribed by the Securities and Exchange Commission (SEC).

     EOG represents that its estimates of the proved reserves, as of December 31, 2003, net to its interests in the properties included in the Reports are as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

     Oil, Condensate, and    Natural        Net
     Natural Gas Liquids       Gas       Equivalent
           (Mbbl)            (MMcf)        (MMcf)


           59,228           3,392,292     3,747,663

     Note: Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas (affected by rounding).

     EOG has advised us, and we have assumed, that its estimates of proved oil, condensate, natural gas liquids, and natural gas reserves are in accordance with the rules and regulations of the SEC. The reserves estimated above are amended by EOG to correct a typographical error shown in our letter dated January 30, 2004.

     Proved reserves net to EOG's interests estimated by us for the properties included in the Reports, as of December
31, 2003, are as follows, expressed in thousands of barrels
(Mbbl) or millions of cubic feet (MMcf):

     Oil, Condensate, and    Natural       Net
     Natural Gas Liquids       Gas      Equivalent
           (Mbbl)            (MMcf)       (MMcf)

           55,793           3,279,785    3,614,543

     Note: Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas.

     In making a comparison of the detailed reserves estimates prepared by us and by EOG of the properties involved, we have found differences, both positive and negative, in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of EOG in the properties included in the Reports, resulting in overall differences not being substantial. It is our opinion that the reserves estimates prepared by EOG on the properties reviewed by us and referred to above, when compared on the basis of net equivalent million cubic feet of gas, do not differ materially from those prepared by us.

                              Submitted,




                              DeGOLYER and MacNAUGHTON